

February 15, 2013

Via E-mail
Marianne Lake
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

   Re: **JPMorgan Chase & Co.**
       Form 10-K for Fiscal Year Ended December 31, 2011
       Filed February 29, 2012
       Form 10-Q for Fiscal Quarter Ended March 31, 2012
       Filed May 10, 2012
       Form 10-Q for Fiscal Quarter Ended September 30, 2012
       Filed November 8, 2012
       Response dated December 3, 2012
       File No. 001-05805

Dear Ms. Lake:

   We have reviewed your filings and response letter dated December 3, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Notes to Consolidated Financial Statements, page 90

Note 3 – Fair Value Measurement, page 91

1. We note your response to prior comment 4 of our letter dated November 7, 2012. Please tell us whether as of March 31, 2012 any positions in the Chief Investment Office (CIO) synthetic credit portfolio were found to have been valued at an amount that was outside of the bid-offer spread, and if so, quantify the amount that was outside of the spread. Please also tell us whether you performed a similar analysis as of December 31, 2011 or

earlier periods, and if so quantify the amount that was outside of the spread. Lastly, tell us whether you performed any procedures to evaluate the sensitivity of the pricing variance thresholds utilized by CIO Valuation Control Group (VCG) as of December 31, 2011 and whether, as a result of these procedures, you believe that the front office marks could have been outside of the bid-ask spread but still within the acceptable VCG range such that the fair value of the CIO synthetic portfolio could have been materially misstated.

2.   We note your responses to prior comments 11, 13, and 21 from our letter dated July 25, 2012 where you discuss, in part, the liquidity of the CIO synthetic credit portfolio, the valuation process for those instruments, and the fact that they are all classified as Level 2 instruments in the fair value hierarchy. Please respond to the following:

- Tell us the percentages of on-the-run and off-the-run synthetic credit instruments that were priced based on or validated with observable pricing sources as of December 31, 2011, March 31, 2012, and December 31, 2012.

- Please identify and quantify the extent of the sources used (such as Markit and Totem noted in response to prior comment 13), and explain in further detail how each source functioned with respect to these instruments. As part of your response, please provide an indication of the volume of transactions that these pricing sources were able to look to in order to develop a price for these instruments.

- Discuss whether there were any changes in the level of the validating information available at June 30, 2012 or September 30, 2012.

- Tell us whether any CIO synthetic credit portfolio positions were priced using non-binding quotes, and if so, quantify the value of those positions at each respective balance sheet date as noted above. As part of your response, please tell us the corroborating information you considered in concluding that these positions fell within Level 2 of the fair value hierarchy, and confirm whether such corroborating evidence was available for all these positions.

Note 24 – Business Segments, page 163

3.   We note your response to prior comment 19 of our letter dated July 25, 2012. In your response you state that any difference between a reporting unit's net assets (considering its identified/attributed assets and liabilities) and its allocated equity represents an intercompany funding asset and/or liability. Please quantify and describe the significant assets and liabilities that are recorded in your Corporate/Private equity segment and tell us in more detail how you considered the guidance in ASC 350-20-35-7 in determining that you were not required to specifically allocate those assets and liabilities to your reporting units.

4.   Describe any reconciling procedures you perform to conclude that the establishment of intercompany funding assets and liabilities based on assumed terms (e.g., interest rates, maturities) is consistent with the terms of the actual assets and liabilities you held. Please tell us how you determine whether there are differences between the actual fair values of the assets and liabilities that are allocated from the Corporate/Private Equity segment and the fair values of those same assets and liabilities based on the assumed terms you included in your intercompany funding assets and liabilities

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Market Risk Management – Value-at-risk, page 96

5.   We note your disclosure on page 98 that during the third quarter of 2012 you applied a new Value at Risk ("VaR") model to calculate VaR for the synthetic credit portfolio, and that this new model resulted in a reduction in average total VaR of $36 million for the three months ended September 30, 2012. Please revise your disclosure in future filings to explain how the new model differs from your previous model, including a discussion of any changes made to key model characteristics, assumptions and parameters. Please also explain to us how the new model was validated.

         Please contact Angela Connell at (202) 551-3426 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 with any other questions.

                                                    Sincerely,

                                                    /s/ Kevin W. Vaughn for

                                                    Suzanne Hayes
                                                    Assistant Director